Exhibit (a)(5)(F)

EFiled: Jul 16 2009 3:48PM EDT Transaction ID 26111453 Case No. 4738-
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

LOUISIANA MUNICIPAL POLICE	:
EMPLOYEES RETIREMENT SYSTEM,	:
individually and on behalf of all	:	C.A. No.
others similarly situated,	:
:
Plaintiff,	:
:
v.	:
:
NOVEN PHARMACEUTICALS, INC.,	:
WAYNE P. YETTER, PETER BRANDT,	:
JOHN G. CLARKSON, DONALD A.	:
DENKHAUS, PHILLIP M. SATOW,	:
ROBERT G. SAVAGE, PEDRO GRANADILLO,	:
FRANCOIS NADER, and HISAMITSU	:
PHARMACEUTICAL CO., INC.,	:
Defendants.	:
:
VERIFIED CLASS ACTION COMPLAINT
     Plaintiff, through its counsel, alleges upon information and belief, except for allegations pertaining to plaintiff, which are based upon personal knowledge, as follows:
NATURE AND SUMMARY OF THE ACTION
     1. This is a shareholder class action brought by plaintiff on behalf of shareholders of Noven Pharmaceuticals, Inc. (“Noven” or the “Company”) common stock for injunctive and other relief appropriate relief in connection with the proposal by Hisamitsu Pharmaceutical Co., Inc., (“Hisamitsu”), to acquire Noven for inadequate consideration — $428 million or $16.50 per share — in an all-cash tender (the “Proposed Transaction”). The Proposed Transaction reflects a clear effort by Hisamitsu to take over Noven at an unfair price. Indeed, Hisamitsu’s offer consideration is only a 22 percent premium over the $13.48 closing price of Noven on the last trading day before the announcement of the Proposed Transaction.
     2. The consideration that Hisamitsu has stated it will offer to holders of Noven common stock, and that Noven’s Board has accepted in unanimously agreeing to the Proposed Transaction, is unfair and inadequate because, among other things, the intrinsic value of Noven common stock is materially higher than the amount offered, giving due consideration to the Company’s growth and operating results and a promising new drug product in its pipeline. Plaintiff seeks to enjoin, preliminarily and permanently, Hisamitsu’s offer for acquisition of Noven.
PARTIES
     3. Plaintiff, Louisiana Municipal Police Employees Retirement System, is and was at all times relevant hereto a public holder of Noven.
     4. Defendant Noven is incorporated under the laws of the State of Delaware, with its headquarters located at 11960 S.W. 144th Street, Miami, Florida 33186. The Company was founded in 1987 and is a specialty pharmaceutical company engaged in the research, development, manufacture, marketing and sale of prescription pharmaceutical products. The Company operates through three segments: Noven Transdermals, Novogyne, and Noven Therapeutics. Noven markets its products primarily in the United States, and has out-licensed products to third parties in Canada and Japan, as well as in Europe.
     5. Defendant Wayne P. Yetter serves as the non-executive Chairman of Noven’s board of directors. He has been a member of the board of since 2001.

     6. Defendant Peter Brandt has served as a member of the board of directors of Noven since 2008. Since 2008, he has also served as President and Chief Executive Officer of Noven.
     7. Defendant John G. Clarkson, M.D. has served as a member of the board of directors of Noven since 2000. He also serves as the Chairman of the Compensation Committee and is a member of the Nominating and Corporate Governance Committee.
     8. Defendant Donald A. Denkhaus has served as a member of the board of directors of Noven since 2004. He is the Chairman of the Audit Committee.
     9. Defendant Pedro P. Granadillo has served as a member of the board of directors of Noven since 2004. He also serves a member of the Audit Committee and the Compensation Committee.
     10. Defendant Francois Nader, M.D. has served as a member of the board of directors of Noven since May 2009. He also has served as a member of the Noven Audit Committee since May 2009.
     11. Defendant Phillip M. Satow has served as a member of the board of directors of Noven since 2007. Previously, he served as Chief Executive Officer of JDS Pharmaceuticals, LLC, a company he co-founded, which Noven acquired in August 2007 and which is now known as Noven Therapeutics.
     12. Defendant Robert G. Savage has been a member of the Noven board of directors since 2004. He is the Chairman of the Nominating and Corporate Governance Committee and also serves as a member of the Compensation Committee.
     13. The defendants identified in ¶¶ 5 – 12 are referred to herein collectively as the “Individual Defendants.” Each of the Noven Directors was a member of the board of directors at all pertinent times and participated in the decisions and conduct challenged herein. By reason of their positions, the Noven Directors owe fiduciary duties of good faith, fair dealing, and loyalty to the Noven shareholders.
     14. Defendant Hisamitsu is a Japanese company, with its head offices in Saga, Tosu, Tashiro Daikan-machi 408, Japan 841-0017 and Tokyo, Chiyoda-ku, Marunouchi 1-11-1, Japan 100-6221. Hisamitsu already owns approximately 1.24 million Noven shares, or about a 4.9% stake, and has owned at least one million shares of Noven since 2000.
CLASS ACTION ALLEGATIONS
     15. Plaintiff brings this action on their own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all Noven shareholders who are being and will be harmed by defendants’ actions described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendants.
     16. This action is properly maintainable as a class action.
     17. The Class is so numerous that joinder of all members is impracticable. The number of shares of common stock of Noven outstanding as of April 30, 2009 was 24,914,418.
     18. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual Class member. The common questions include the following:
a.	Whether the Proposed Transaction is unfair to the Class;

b.	Whether the Proposed Transaction inadequately values Noven;

c.	Whether defendants have breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

d.	Whether the defendants have breached their fiduciary duty to consider alternatives to maximize value and secure the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

e.	Whether defendant Hisamitsu participated in, or has aided and abetted or otherwise conspired in the Individual Defendants’ breaches of fiduciary duties;

f.	Whether the Proposed Transaction will result in payment to Plaintiff and the Class that is unfair and inadequate;

g.	Whether Plaintiff and the other members of the Class will be irreparably harmed if the transactions complained of herein are allowed to proceed.
     19. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class, and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff will fairly and adequately represent the Class.
     20. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.
     21. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

FACTUAL BACKGROUND
A. Background
     22. Noven was founded in 1987 and went public in 1988. The Company, which is headquartered in Miami, Florida and has offices in New York, is a pharmaceutical company that engages in the research, development, manufacture, licensing, marketing, and sale of prescription pharmaceutical products. The Company operates through three segments Noven Transdermals, Novogyne, and Noven Therapeutics. The Noven Transdermals segment offers transdermal patches, which are used in the treatment of attention deficit hyperactivity disorder and in menopausal hormone therapy. The Novogyne segment, a joint venture with Novartis Pharmaceuticals Corporation, markets and sells transdermal hormone therapy product delivery systems for women. The Noven Therapeutics segment offers branded oral prescription psychiatry products treating bipolar, depressive, panic, obsessive compulsive, and generalized anxiety disorders. The Company’s products are marketed primarily in the United States, but the Company has out-licensed products to third parties in Canada and Japan, as well as in Europe. Noven has collaborated with Procter & Gamble Pharmaceuticals, Inc. for the development of a low-dose testosterone patch for hypoactive sexual desire disorder. Today, Noven is traded on the NASDAQ under the symbol NOVN.
     23. Noven is an extremely successful company. According to defendant Brandt, “[a]s our financial results and business highlights suggest, Noven is off to a strong start in 2009, with progress in each of our main business areas.” For example, net revenue increased 29% for the first quarter of 2009 compared to the 2008 Quarter and net income increased 73% compared to the 2008 Quarter. Defendant Brandt also announced that “[i]n light of our first quarter performance and our expectations for gross margin and other aspects of our business, we are raising our guidance for 2009 earnings per share to $0.95 to $1.05 from our previous range of $0.85 to $0.95.”
     24. On July 14, the same day the Proposed Transaction was announced to the public, Noven also revealed in a separate press release that it had positive results from its Phase 2 trial of its drug Mesafem for the treatment of hot flashes associated with menopause and will put the drug into Phase 3 development. Defendant Brandt, Noven’s President & CEO, said: “Today’s Phase 2 results exceeded all our internal expectations from the standpoints of both efficacy and tolerability. With the data from this study, we plan to expedite Mesafem into Phase 3 development, and to advance our commercialization and partnering strategies, with the goal of making this new non-hormonal treatment option broadly available to women . . .”
     25. According to Noven’s 2008 Form 10-K, the Company has a stockholders’ rights plan, or “poison pill,” and joint venture operating agreements with Novartis Pharmaceutical Corporation (“Novartis”), both of which include provisions that discourage potential third parties from acquiring Noven by making it difficult for third parties to acquire a majority of the Company without the consent of its board. Such provisions “may have the effect of depriving [Noven’s] stockholders of the opportunity to sell their stock at a price in excess of prevailing market prices in an acquisition of” the Company.
     26. In 1998, Noven’s Novogyne division entered into a joint venture agreement with Novartis. The joint venture operating agreement has a buy/sell provision either party may trigger by notifying the other party of the price at which the triggering party would be willing to acquire the other party’s interest in the joint venture. As a result of the buy/sell provision, a company that seeks to acquire Noven without approval of Noven’s board faces the possibility that Noven could trigger this provision, which would cause Noven to lose one of its most valuable assets and thereby make it much less valuable to any non-approved acquirer. Therefore, the joint venture agreement serves as a deterrent for any bidder other than the anointed one.
     27. Additionally, the joint venture operating agreement gives Novartis the right to dissolve the joint venture in the event of a change in control of Noven if the acquirer is one of the ten largest pharmaceutical companies (as measured by annual dollar sales). Upon dissolution, Novartis would reacquire the rights to market Vivelle-Dot, the drug product jointly produced by Novogyne and Novartis, and Novogyne’s other assets would be liquidated and distributed between Noven and Novartis in accordance with Noven and Novartis’ respective capital account balances as determined pursuant to the joint venture operating agreement.
     28. These agreements effectively preclude other potential bidders from making a bid for the Company.
     29. There are also provisions in Noven’s certificate of incorporation and bylaws, including provisions limiting the ability of stockholders to bring matters before an annual meeting of stockholders, to call special meetings or to nominate candidates for the board. Such provisions also make it difficult for a third party to acquire a majority of Noven’s outstanding voting common stock.
     30. Hisamitsu, a Japanese company with 26 global offices, is the world’s largest transdermal patch manufacturer, producing over four billion units per year.

Hisamitsu is not one of the ten largest pharmaceutical companies. Hisamitsu has been a long-time partner of Noven. Since 2002, Hisamitsu has owned at least one million shares of Noven. Hisamitsu is currently the beneficial owner of 1,240,000 shares of Noven common stock, representing approximately 4.9% of outstanding shares. Moreover, the parties have worked together on several product opportunities.
B. Hisamitsu Seeks to Acquire Noven in an All-Cash Tender Offer
     31. On July 14, 2009, Hisamitsu and Noven jointly announced that they have entered into a definitive merger agreement pursuant to which Hisamitsu has proposed to acquire Noven for total cash consideration of approximately $428 million, or $16.50 per share, in an all-cash tender offer for 100% of the outstanding shares of Noven. The offer price represents a 22% premium to the closing price of Noven’s common stock on July 13, 2009. Under the terms of the Proposed Transaction, Noven will become a wholly-owned subsidiary of Hisamitsu.
     32. Noven’s existing operations are expected to serve as a growth platform for Hisamitsu to expand its business in the U.S across all functions, including product development, operations, clinical/regulatory and commercial capabilities. As described in a special town meeting presentation made to Noven employees on July 14, 2009, “[t]he transaction is a major step toward Hisamitsu’s long-term corporate objective to be the world’s leading transdermal company.”
     33. The Proposed Transaction was unanimously approved by the boards of directors of both Noven and Hisamitsu. The tender offer is expected to commence by July 28, 2009, and to last for 20 business days. Hisamitsu’s shareholders are not required to vote on or approve the tender offer or merger. The tender required to consummate the Proposed Transaction is greater than 50% of the outstanding shares.
     34. The companies announced that they expect that Noven will continue as a standalone business unit, operating at its current locations in Miami and New York with its existing work force. Additionally, following consummation of the Proposed Transaction, Jeffrey F. Eisenberg, Noven’s Executive Vice President and President of the Novogyne joint venture, will become Noven’s President and Chief Executive Officer, replacing defendant Brandt, who will leave Noven after an unspecified transition period.
     35. The merger agreement, filed on July 15, 2009, includes a combination of onerous and unreasonable deal protection devices that effectively preclude topping bids. For example, the merger agreement contains a “no-shop” provision, which prohibits Noven and its Board from soliciting, discussing or negotiating with third parties and a 4% termination fee if the Proposed Transaction is not consummated.
     36. Noven’s value is substantially greater than the $16.50 per share offered by Hisamitsu. The consideration offered as part of the Proposed Transaction is inadequate and undervalues the Company, especially in light of the positive results Noven announced during its first quarter 2009 earnings call and the positive phase 2 results for Mesafem. Noven’s shares also have traded above the offer price, providing further indication that the consideration is inadequate.
     37. The Individual Defendants have violated fiduciary duties owed to Noven shareholders, causing damages for which Plaintiff seeks compensation. Defendants have failed to take adequate measures to ensure that the interests of Noven’s shareholders are properly protected and have embarked on a process that avoids competitive bidding.

     38. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, will unfairly deprive Plaintiff and other members of the Class of the true value of their Noven investment. Plaintiff and other members of the Class will suffer irreparable harm unless actions of defendants and Hisamitsu are enjoined and a fair process is substituted.
     39. Plaintiff and members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury which defendants’ actions threaten to inflict.
PRAYER FOR RELIEF
     WHEREFORE, Plaintiff, on behalf of itself and other public holders of Noven, demand judgment as follows:
A.	declaring this action properly maintainable as a class action;

B.	enjoining, preliminarily and permanently, defendants from taking any steps to consummate the Proposed Transaction;

C.	to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court’s final judgment, rescinding such transaction, and granting, inter alia, rescissory damages against the Individual Defendants and Noven;

E.	requiring Defendants to fully disclose all material information regarding the Proposed Transaction.

F.	directing defendants, jointly and severally, to account to Plaintiff and the Class for all damages suffered and to be suffered by them as a result of the wrongs complained of herein;

G.	requiring the Individual Defendants to conduct a fair process to evaluate the Company’s value and any available maximizing strategic alternatives;

H.	awarding Plaintiff and the Class pre- and post-judgment interest at the statutory rate;

I.	awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

J.	granting Plaintiff and the other members of the class such other and further relief as is just and equitable, including all injunctive relief as alleged heretofore.

Dated: July 16, 2009	CHIMICLES & TIKELLIS LLP
	By:	/s/ Meghan A. Adams
Pamela S. Tikellis (DE Bar No. 2172)
Robert J. Kriner. (DE Bar No. 2546)
Meghan A. Adams (DE Bar No. 4981)
222 Delaware Avenue, Suite 1100
P.O. Box 1035
Wilmington, Delaware 19899
Phone: (302) 656-2500
Fax: (302) 656-9053
OF COUNSEL:
M. Richard Komins
Julie B. Palley
BARRACK, RODOS & BACINE
3300 Two Commerce Square
2001 Market Street
Philadelphia, PA 19130
(215) 963-0600
-and-
Stephen R. Basser
One American Plaza

600 West Broadway, Suite 900
San Diego, CA 92101
Telephone: (619) 230-0800
Facsimile: (619) 230-1874
-and-
FINE, KAPLAN & BLACK
Roberta D. Liebenberg
1835 Market Street, 28th Floor
Philadelphia, PA 19103
(215) 567-6565
Attorneys for Plaintiff